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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

August 3, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Domain Extremes, Inc..

Registration Statement on Form 10

Ladies and Gentlemen:

We are herewith filing today on behalf of our client, Domain Extremes, Inc., a registration statement on Form 10. Domain Extremes, Inc. is a development stage company whose operations are based in the Asian markets, principally in Hong Kong. Should you have any questions regarding this registration statement, you may contact the undersigned at the address set forth at the bottom of this letter.

Respectfully submitted,

/s/Barbara A. Jones

cc:	Francis Bok, Domain Extremes, Inc.
Stephen Tang, Domain Extremes, Inc.

U.S. practice conducted through McDermott Will & Emery LLP.

28 State Street Boston Massachusetts 02109-1775 Telephone: +1 617 535 4000 Facsimile: +1 617 535 3800	www.mwe.com